AMENDMENT TO PURCHASE AND SALE AGREEMENT

This AMENDMENT TO PURCHASE AND SALE AGREEMENT is made July 31, 2003 and is:

BETWEEN:

Jean-Claude Bonhomme

And:

Bonhomme Enterprises, Inc.

both having an office at:
56 Temperance Street, Third Floor
Toronto, Ontario, M5H 3V5
Canada

(together “Bonhomme” or the “Seller”)

AND:

International Royalty Corporation
having an address at:
10 Inverness Drive East, suite 104
Englewood, Colorado 80112
U.S.A.

(“IRC” or the “Purchaser”)

BACKGROUND:

A.

Corona Corporation (now called “Barrick Gold Corporation ”) and Teck Corporation agreed to pay River Oaks Gold Corporation a 0.75% net smelter return pursuant to an agreement (the “Royalty Agreement”) made as of December 22, 1989 among Donald McKinnon, Jean Claude Bonhomme, Rocco A. Schiralli and River Oaks Gold Corporation and Corona Corporation and Teck Corporation from the production from any part of the Williams Property as defined in the Royalty Agreement together with interest on any unpaid royalty from the date of entitlement to payment quarter by quarter at an annual rate of 11% and granted and conveyed to River Oaks Gold Corporation an interest in the Williams Property sufficient to secure the net smelter return.

B.

Pursuant to an assignment agreement made as of March 30, 1992 River Oaks Gold Corporation assigned to Bonhomme Enterprises Inc. a 0.25% net smelter return (the “Royalty”) from the production from any part of the Williams Property (being one-third of the 0.75% of the net smelter return granted under the Royalty

Agreement) and an undivided one-third interest in all of River Oaks Gold Corporation’s interest in and to the Royalty Agreement.

C.

Bonhomme and IRC entered into a purchase and sale agreement (the “Purchase and Sale Agreement”) dated the __ day of June, 2003 for the sale by Bonhomme and the purchase by IRC of all of Bonhomme’s right, title and interest in the Subject Property as defined in the Purchase and Sale Agreement.

D.

Bonhomme and IRC are entering into this Amendment to Purchase and Sale Agreement in furtherance of and in order to clarify and amend the Amendment to Purchase and Sale Agreement.

E.

In this Amendment to Purchase and Sale Agreement, defined terms that are defined in the Purchase and Sale Agreement and not otherwise defined herein will have the meanings defined in the Purchase and Sale Agreement.

TERMS OF AGREEMENT

In consideration of the premises, the sum of $10 now paid by each Party to the other, and the mutual covenants and agreements herein after set forth (the receipt and sufficiency of the consideration is hereby acknowledged by the Parties), the Parties covenant and agree as follows:

1.

Paragraph 1 of the Purchase and Sale Agreement is hereby amended by:

1.1

substituting “Purchaser” for “Buyer” in the second line;

1.2

adding the following after subclause (c):

“The Subject Property will be transferred and conveyed by the Seller to the Purchaser free and clear of all claims, interests, liens, charges or encumbrances.”

2.

Paragraph 2 of the Purchase and Sale Agreement is hereby amended by deleting subclause (c) and by adding the following after subclause (b):

“In addition, IRC agrees to issue to Bonhomme and its nominees, Bronia GmbH and Mossco Capital Inc., in the Province of Ontario, warrants (the “Warrants”) to purchase common shares of IRC exercisable for consideration to IRC of $2,850,000 (Canadian) at an exercise price per share of the lower of $3.00 and the price per share of IRC’s initial public offering, for a period of two years from the date of such initial public offering.”

3.

The first paragraph of Paragraph 3 of the Purchase and Sale Agreement is hereby amended by:

3.1.

in the 5th line thereof, substituting for “July 12, 2003, unless mutually agreed upon by the Parties” the following:

“ August 15, 2003 or such other date as may be agreed in writing by the Parties (the “Closing Date”)”;

3.2.

in the 5th and 6th lines thereof, substituting for “The Closing shall be conducted at Bonhomme’s offices” the following:

“The Closing shall take place on the Closing Date at the offices of (i) Aird & Berlis, Suite 1800, 181 Bay Street , Toronto, Ontario ; (ii) Getz Prince Wells, Suite 1810, 1111 West Georgia Street, Vancouver, British Columbia; and (iii) Cheadle Johnson Shanks MacIvor, Suite 2000, 715 Hewitson Street, Thunder Bay, Ontario ..”

4.

Paragraph 3 of the Purchase and Sale Agreement is hereby amended by deleting subclause (a) and inserting the following clause (a) in lieu thereof:

“The executed documents to be delivered by Bonhomme to IRC on the Closing Date shall include:

4.1.

Registrable assignment of the Subject Property from Bonhomme to IRC in the form attached as Schedule A;

4.2.

registrable re- assignment from Quest Ventures Ltd. to Bonhomme Enterprises, Inc. of the interest in the Subject Property assigned to Quest Ventures Ltd. by Bonhomme in form satisfactory to IRC;

4.3.

registrable discharge of the Subject Property from the security interest therein granted by Bonhomme to Quest Ventures Ltd., in form satisfactory to IRC;

4.4.

a full and complete release relating to the Subject Property, executed by Quest Ventures Ltd. relating to two court actions in the Ontario Superior Court of Justice (court file no. 03-CV-24681CM1 and court file no. 03-CV-246460CM2), in form satisfactory to IRC

4.5.

registrable discharge of the Subject Property from the security interest therein granted by Bonhomme to Mossco Capital Inc., in form satisfactory to IRC;

4.6.

a full and complete  release  relating to the subject property, executed by Mossco Capital Inc. relating to two court actions in the Ontario Superior Court of Justice (court file no. 03-CV-246817CM1 and court file no. 03-CV-246460CM2), in form satisfactory to IRC;

4.7.

registrable re-assignment from Bronia GmbH to Bonhomme Enterprises, Inc. of the interest in the Subject Property assigned to Bronia GmbH by Bonhomme in form satisfactory to IRC;

4.8.

registrable discharge of the Subject Property from the security interest therein granted by Bonhomme to Bronia GmbH, in form satisfactory to IRC;

4.9.

a full and complete release relating to the Subject Property, executed by Bronia GmbH relating to two court actions in the Ontario Superior Court of Justice (court file no. 03-CV-246817CM1 and court file no. 03-CV-246460CM2), in form satisfactory to IRC;

4.10.

a full and complete release relating to the Subject Property, executed by Bonhomme relating to two court actions in the Ontario Superior Court of Justice (court file no. 03-CV-246817CM1 and court file no. 03-CV-246460CM2), in form satisfactory to IRC;

4.11.

a full and complete release relating to the Subject Property, executed by Iamgold Corporation, relating to two court actions in the Ontario Superior Court of Justice (court file no. 03-CV-246817CM1 and court file no. 03-CV-246460CM2), in form satisfactory to IRC;

4.12.

certified copy of a special resolution of Bonhomme Enterprises, Inc. authorizing the sale of the Subject Property to IRC;

4.13.

opinion satisfactory to IRC from counsel to Bonhomme Enterprises, Inc. as to the corporate existence and authority of Bonhomme Enterprises, Inc. and the due authorization, execution and delivery by Bonhomme of the Purchase and Sale Agreement, this Amendment to Purchase and Sale Agreement and the other closing documents to be executed and delivered by Bonhomme;

4.14.

all documents and information in Bonhomme’s possession or control with respect to the Subject Property;

4.15.

estoppel certificate from Barrick Gold Corporation and Teck Corporation in the form attached as Schedule B;

and such other documents as IRC may reasonably require.

5.

Further to Paragraph 3 of the Purchase and Sale Agreement, IRC shall deliver the following to Bonhomme on Closing:

5.1

certified cheque, bank draft or solicitor’s trust cheque to Quest Ventures Ltd. for the amount owing to Quest Ventures Ltd. by Bonhomme;

5.2

certified cheque, bank draft or solicitor’s trust cheque to Cassels Brock and Blackwell in trust for the balance of the $2,850,000 cash portion of the purchase price;

5.3

certificates for the Warrants

6.

Further to paragraph 3 of the Purchase and Sale Agreement, all documents to be delivered at Closing, including cheques or other instruments representing payment (including evidence and undertakings relating to payments or deliveries described in paragraphs 5.2 and 5.3 herein), are to be tabled and held in escrow until the parties have agreed that all documents tabled are satisfactory, all acts to be performed at the Closing Date have been satisfactorily performed and that registration of documents to be registered may be proceeded with.  Thereupon, the parties responsible for the registration of particular documents and subsearching of PPSA and land registries shall proceed with such subsearching.  When all of the parties are satisfied with the subsearches, each of the parties shall indicate its agreement that each of the documents to be registered shall be registered.  Upon confirmation that all documents have been registered, all documents and payments that have been tabled shall be released from escrow to the party or parties entitled thereto and the Closing shall be completed.

7.

Further to Paragraph 6 of the Purchase and Sale Agreement and in addition to the representations and warranties set forth in Paragraph 6, Bonhomme represents and warrants to IRC as follows:

7.1

the Royalty Agreement is a valid and subsisting contract, enforceable by each of the parties thereto, against the others, in accordance with its terms and is in full force and effect and unamended and is the entire agreement among the parties thereto with respect to the subject matter thereof;

7.2

neither Bonhomme nor Barrick Gold Corporation and/or Teck Corporation has committed any act or omitted to perform any obligation, or permitted any act or omission to occur, which would be a breach or a default of their respective obligations pursuant to the Royalty Agreement or which would vitiate the continued obligations of Barrick Gold Corporation and/or Teck Corporation thereunder;

7.3

there is no dispute between Bonhomme and Barrick Gold Corporation and/or Teck Corporation concerning the Royalty Agreement and any payments to Bonhomme of the Royalty;

7.4

neither Bonhomme nor Quest Ventures Ltd. nor Bronia GmbH nor Mossco Capital Inc. nor any other person to whom Bonhomme has granted a security interest in the Subject Property has done anything to discharge or release any rights under the Royalty Agreement or to discharge or release Barrick Gold Corporation and/or Teck Corporation from any of their respective obligations or liabilities under the Royalty Agreement or with respect to the Royalty;

7.5

Bonhomme is the legal and beneficial owner of the Subject Property, subject to an assignment to Quest Ventures Ltd .., Bronia GmbH and Mossco Capital Inc . as security for a loan and security interests therein held by Quest Ventures Ltd., Bronia GmbH and Mossco Capital Inc., all of which will be discharged on Closing;

7.6

Bonhomme has a good right, full power and absolute authority to assign, transfer and set over the legal and beneficial title to the Subject Property to IRC as contemplated by the Purchase and Sale Agreement and this Amendment to Purchase and Sale Agreement; and

7.7

the obligations of Barrick Gold Corporation and/or Teck Corporation to pay the Royalty in accordance with the Royalty Agreement as assigned to Bonhomme are not subject to any claims, setoffs, recoupment, advance payments or any other matter that would in any way diminish the amount of the Royalty payable under and in accordance with the terms of the Royalty Agreement as assigned to Bonhomme or reduce or eliminate any of the other obligations of Barrick Gold Corporation and/or Teck Corporation with respect thereto.

8.

Bonhomme represents and warrants to IRC as follows:

8.1.

Bonhomme is not a non-resident of Canada for the purposes of Section 116 of the Income Tax Act (Canada);

8.2.

Canada Customs and Revenue Agency has not issued a notice of seizure and sale under the Excise Tax Act against Bonhomme.

9.

Paragraph 12 of the Purchase and Sale Agreement is amended by deleting the first sentence thereof and the first twenty-six (26) words of the second sentence , prior to the word “including” at the end of the fourth line thereof, so that the first sentence of Paragraph 12 begins:

“Bonhomme represents that ownership of the Subject Property does not result in liability for physical or environmental conditions of the real property to which the Subject Property relates and that Bonhomme has no responsibility or liability for any physical or environmental conditions of any real property to which the Subject Property relates , . . .”

10.

The Parties agree that Paragraph 14(d) of the Purchase and Sale Agreement with respect to confidentiality is hereby amended to provide that IRC may disclose information if required by law, a court of competent jurisdiction or any regulatory body, whether as a result of an application made by IRC or otherwise.  Bonhomme acknowledges having been advised by IRC that IRC intends to undertake an initial public offering (the “IPO”) and that in connection with that offering it will be required to make full, true and plain disclosure of all material facts in relation to the Purchase and Sale Agreement and all ancilliary agreements, and the Royalty.  IRC must also, in connection with the IPO, disclose audited financial information relating to historical payments made pursuant to the Royalty.  Bonhomme consents to all such disclosures and agrees to assist, at

IRC’s expense, IRC in assembling and providing full access to all information required to complete the IPO.

11.

All of the representations and warranties of Bonhomme set forth in the Purchase and Sale Agreement and this Amendment to Purchase and Sale Agreement are true and correct as of the date of the Purchase and Sale Agreement or this Amendment to Purchase and Sale Agreement, as the case may be, and as of the Closing Date.

12.

In the Purchase and Sale Agreement and in this Amendment to Purchase and Sale Agreement references to “Bonhomme” are to Jean-Claude Bonhomme and/or Bonhomme Enterprises, Inc.  The representations and warranties given by Bonhomme and the obligations of Bonhomme under the Purchase and Sale Agreement and under this Amendment to Purchase and Sale Agreement are joint and several and the representations and warrants and covenants and agreements of Bonhomme set forth in the Purchase and Sale Agreement and this Amendment to Purchase and Sale Agreement shall survive the Closing and the transfer of the Subject Property to IRC.

13.

The Purchase and Sale Agreement as amended and clarified by this Amendment to Purchase and Sale Agreement is the entire agreement between the Parties with respect to the subject matter thereof.

14.

The Parties hereby confirm the Purchase and Sale Agreement as clarified and amended by this Amendment to Purchase and Sale Agreement.

In Witness whereof the Parties have executed this Amendment to Purchase and Sale Agreement with the intention of being legally bound.

Bonhomme Enterprises, Inc.
Jean-Claude Bonhomme	by:

Authorized Signatory

International Royalty Corporation
by:

Authorized Signatory

Bonhomme Enterprises, Inc.
Jean-Claude Bonhomme	by:

Authorized Signatory

International Royalty Corporation
by:

Authorized Signatory